UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE
         Mail Stop 3561

				April 11, 2006

By Facsimile and U.S. Mail

Mr. Christopher M. Capone
Chief Financial Officer
CH Energy Group, Inc.
284 South Avenue
Poughkeepsie, New York 12601-4879

		Re:	CH Energy Group, Inc.
			Form 10-K for the calendar year ended December 31,
2005
			Filed March 30, 2006
			File No. 333-52797

Dear Mr. Capone:

      We have limited our review of your filing to the issues addressed in our comments below. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in
your explanation.   After reviewing this information, we may or
may
not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 3 - Legal Proceedings, page 19

1. We note that you merely make reference to disclosures included in the financial statements. In future filings, please revise this item to include disclosures related to the specific items requested under this heading. We note that the section of the financial statements that you reference includes disclosures concerning future purchases and legal matters that do not appear to exceed the quantitative threshold for inclusion in this section.

Financial Statements

Note 2 Regulatory Matters, page 105

Non-Utility Land Sales, page 113

2. We note from your disclosure that Central Hudson has filed Notices of Intent with the PSC to sell 15 parcels of non-utility real property. Please tell us whether you have classified these properties as held for sale. Additionally, tell us what is the book value of the properties and whether you expect to record a significant gain.

Note 11 Commitments and Contingencies, page 135

City of Poughkeepsie, page 138

3. We note your disclosure concerning a lawsuit alleging Central Hudson was negligent in supplying natural gas to a home in Poughkeepsie. Tell us whether an accrual has been established for this matter and, if so, how much. If no accrual has been established or if there is a range of additional possible loss in excess of an accrued amount, tell us whether you have estimated a range of reasonably possible loss. You indicate your insurance carrier was notified. Tell us whether you have recorded any receivables related to expected recoveries in the matter.




		Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.
Please file your response letter on EDGAR as a correspondence file.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.





In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		If you have any questions regarding these comments, please direct them to Scott Stringer, Staff Accountant, at (202) 551-3272 or, in his absence, to the undersigned at (202) 551-3841. Any other questions regarding disclosures issues may be directed to H.
Christopher Owings, Assistant Director at (202) 551-3725.

		Sincerely,



		Michael Moran
		Branch Chief














Mr. Christopher M. Capone
CH Energy
April 11, 2006
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